As filed with the Securities and Exchange Commission on November 16, 2020

Securities Act File No. 333-239955

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

Registration Statement

Under

The Securities Act Of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

DATUM ONE SERIES TRUST

(Exact Name of Registrant Specified in Charter)

50 S. LaSalle Street

Chicago, IL 60603

(Address of Principal Executive Offices) (Zip Code)

(312) 557-4100

(Registrant’s Area Code and Telephone Number)

Barbara J. Nelligan

The Northern Trust Company

50 S. LaSalle Street

Chicago, IL 60603

(NAME AND ADDRESS OF AGENT FOR SERVICE)

With copies to:

John Loder

Jessica Reece

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

This filing is being made solely for the purpose of adding exhibits. No other part of the Registration Statement is amended or superseded hereby.

No filing fee is required because of reliance on Section 24(f) of Rule 24f-2 under the Investment Company Act of 1940.

This Registration Statement relates solely to the sale of shares of Phaeacian Global Value Fund.

EXPLANATORY NOTE

The purpose of this filing is to file as an exhibit the opinion of counsel supporting the tax matters and consequences to shareholders in connection with the reorganization of FPA Paramount Fund, Inc. with and into Phaeacian Global Value Fund, a series of Datum One Series Trust, as required by Item 16(12) of Form N-14. Parts A and B of this Registration Statement are incorporated by reference to the Proxy Statement/Prospectus and Statement of Additional Information which were filed on EDGAR on August 25, 2020, as amended on September 25, 2020 (File No. 333-239955).

DATUM ONE SERIES TRUST

Phaeacian Global Value Fund

FORM N-14

PART C

OTHER INFORMATION

Item 15. Indemnification

Reference is made to Article VIII of the Registrant’s Agreement and Declaration of Trust. The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers’ liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 16. Exhibits

(1)(a)	Agreement and Declaration of Trust dated February 28, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(1)(b)	Amended and Restated Agreement and Declaration of Trust dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(2)	By-Laws dated February 28, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization – included as Appendix A to Part A hereof.

(5)(a)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended & Restated Agreement and Declaration of Trust

(5)(b)	Article 9 (Issuance of Shares and Share Certificates) of the Amended & Restated By-laws

(6)	Investment Management Agreement between the Registrant and Phaeacian Partners LLC, on behalf of the Funds advised by Phaeacian Partners LLC, dated July 2, 2020, is hereby incorporated by reference.

(7)(a)	Distribution Agreement between the Registrant and Foreside Financial Services, LLC dated March 3, 2020 and Form of Dealer Agreement which was filed as an Exhibit to the Registrant’s Form N-1A dated April 15, 2020 is hereby incorporated by reference.

(7)(b)	First Amendment to the Distribution Agreement between the Registrant and Foreside Financial Services, LLC dated July 2, 2020, is hereby incorporated by reference.

(7)(c)	Distribution Services Agreement between Phaeacian Partners LLC and Foreside Financial Services, LLC, is hereby incorporated by reference.

(8)	Not applicable.

(9)(a)	Custody Agreement between the Registrant and The Northern Trust Company dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(9)(b)	First Amended Schedule B to the Custody Agreement between the Registrant and The Northern Trust Company dated July 2, 2020, is hereby incorporated by reference.

(10)	Not applicable.

(11)	Opinion and consent of Ropes & Gray LLP regarding Phaeacian Global Value Fund, dated July 14, 2020, is hereby incorporated by reference.

(12)	Opinion of Ropes & Gray LLP with respect to tax matters – Filed herewith.

(13)(a)	Transfer Agency and Service Agreement between the Registrant and The Northern Trust Company dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(13)(b)	First Amended Schedule A to the Transfer Agency and Service Agreement between the Registrant and The Northern Trust Company dated July 2, 2020, is hereby incorporated by reference.

(13)(c)	Fund Officer Agreement between the Registrant and Foreside Fund Officer Services, LLC dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated April 15, 2020 is hereby incorporated by reference.

(13)(d)	Expense Limitation Agreement between the Registrant and Phaeacian Partners LLC, on behalf of the Funds advised by Phaeacian Partners LLC dated July 2, 2020, which was filed as an Exhibit to the Registrant’s Form N-1A filed on August 21, 2020, is hereby incorporated by reference.

(13)(e)	Fund Administration and Accounting Services Agreement between the Registrant and The Northern Trust Company dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(13)(f)	First Amended Schedule D to the Fund Administration and Accounting Services Agreement between the Registrant and The Northern Trust Company dated July 2, 2020, is hereby incorporated by reference.

(14)	Not applicable.

(15)	Not applicable.

(16)	Powers of Attorney dated July 2, 2020 are hereby incorporated by reference.

(17)	Not applicable.

Item 17. Undertakings

(1)

The undersigned Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus filed under paragraph (1) above will be filed as a part of an amendment to this registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of Datum One Series Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the relevant series of the Registrant.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Chicago in the State of Illinois on the 16th day of November, 2020.

DATUM ONE SERIES TRUST

By:	/s/ Barbara J. Nelligan
Barbara J. Nelligan, President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Barbara J. Nelligan	President	November 16, 2020
Barbara J. Nelligan	(Principal Executive Officer)

Ryan D. Burns	Trustee	November 16, 2020
Ryan D. Burns*

JoAnn S. Lilek	Trustee	November 16, 2020
JoAnn S. Lilek*

Patricia A. Weiland	Trustee	November 16, 2020
Patricia A. Weiland*

Lloyd A. Wennlund	Trustee	November 16, 2020
Lloyd A. Wennlund*

David M. Whitaker	Trustee	November 16, 2020
David M. Whitaker*

/s/ Tracy L. Dotolo	Treasurer	November 16, 2020
Tracy L. Dotolo	(Principal Financial Officer and Principal Accounting Officer)

By:	/s/ Barbara J. Nelligan
Barbara J. Nelligan, as Attorney-in-Fact

*	Pursuant to Power of Attorney.

Exhibit Index

1.	Opinion of Ropes & Gray LLP with respect to tax matters	Ex. (12)